July 10, 2012

Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Ms. Angela Connell

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 23, 2012

Form 10-Q for Quarterly Period Ended March 31, 2012

Filed May 4, 2012

File No. 001-11921

Dear Ms. Ciboroski and Ms. Connell:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated June 8, 2012 to Matthew J. Audette, E*TRADE Financial Corporation (the “Company”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2011 and the above-referenced Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2012 (the “Comment Letter”).

Below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Earnings Overview – Revenue – Fees and Services Charges, page 36

1. We note based on your disclosure on page 108 that fees and service charges include order flow revenue, 12b-1 fees, advisor management fee revenue, reorganization fees and foreign exchange margin revenue. To provide greater transparency into your various revenue sources, please revise your disclosure in future filings to separately quantify the significant components of fees and service charges revenue for each period presented.

In response to the Staff’s comment, in future filings the Company will include a table in its Earnings Overview disclosures substantially to the following effect (amounts reflected below are for the three months ended March 31, 2012 and 2011):

“The table below shows the components of fees and service charges and the resulting variances (dollars in millions):”

	Three Months Ended		Variance
	March 31,		2012 vs. 2011
	2012	2011	Amount	%
Order flow revenue	$15.5	$16.8	$(1.3)	(8)%
Mutual fund service fees	3.8	3.7	0.1	3%
Foreign exchange revenue	3.5	3.7	(0.2)	(5)%
Reorganization fees	1.7	3.0	(1.3)	(43)%
Advisor management fees	1.2	2.2	(1.0)	(45)%
Other fees and service charges	6.3	7.8	(1.5)	(19)%

Total fees and service charges	$32.0	$37.2	$(5.2)	(14)%

Segment Results Review, page 46

2. We note that you have identified two reportable segments – (1) trading and investing and (2) balance sheet management. In the interest of transparency and to more clearly explain how you manage your operations, please revise your disclosure in future filings to more clearly explain the primary business activities of each segment. In this regard, please address the following:

•	Identify the types of assets that are the key drivers of net interest income in your trading and investing segment;

In response to the Staff’s comment, in future filings the Company will revise its disclosure in Segment Results Review substantially to the following effect (revisions are in underlined text):

“The trading and investing segment offers products and services to individual retail investors, generating revenue from these brokerage and banking relationships and from market making and corporate services activities. This segment generates five main sources of revenue: net operating interest income; commissions; fees and service charges; principal transactions; and other revenues. Net operating interest income is generated primarily from margin receivables and from a deposit transfer pricing arrangement with the balance sheet management segment. The balance sheet management segment utilizes the vast majority of customer cash and deposits and compensates the trading and investing segment via a market-based transfer pricing arrangement. This compensation is reflected in segment results as operating interest income for the trading and investing segment and operating interest expense for the balance sheet management segment and is eliminated in consolidation. Customer cash and deposits utilized by the balance sheet management segment include retail deposits and customer payables. Other revenues include results from providing software and services for managing equity compensation plans from corporate customers, as we ultimately service retail investors through these corporate relationships.”

•

More clearly explain the types of asset allocation, credit, liquidity and risk management activities that are performed by the balance sheet management segment and the types of assets, liabilities, revenues and expenses that are allocated to this segment as a result of such activities; and

In response to the Staff’s comment, in future filings the Company will revise its disclosure in Segment Results Review substantially to the following effect (revisions are in underlined text):

“The balance sheet management segment generates revenue from managing loans previously originated by the Company or purchased from third parties, as well as utilizing customer cash and deposits to generate additional net operating interest income. The balance sheet management segment utilizes customer cash and deposits from the trading and investing segment, wholesale borrowings and proceeds from loan pay-downs to invest in available-for-sale and held-to-maturity securities. Net operating interest income is generated from interest earned on available-for-sale and held-to-maturity securities and loans receivable, net of interest paid on wholesale borrowings and on a deposit transfer pricing arrangement with the trading and investing segment. The balance sheet management segment utilizes the vast majority of customer cash and deposits and compensates the trading and investing segment via a market-based transfer pricing arrangement. This compensation is reflected in segment results as operating interest income for the trading and investing segment and operating interest expense for the balance sheet management segment and is eliminated in consolidation. Customer cash and deposits utilized by the balance sheet management segment include retail deposits and customer payables.”

The Company advises the Staff that the balance sheet management segment performs all of the credit, liquidity and interest rate risk activities as outlined in the Risk Management section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. In response to the Staff’s comment, in future filings the Company will include disclosure in its Segment Results Review substantially to the following effect:

“The balance sheet management segment manages credit, liquidity and interest rate risk for the Company as described in the Risk Management section.”

•	Clarify whether all customer cash and deposits are allocated to the balance sheet management segment and if not, how such balances are allocated between your segments.

The Company advises the staff that customer cash and deposits are sources of funding generated by the trading and investing segment. The balance sheet management segment and the trading and investing segment have entered into an arrangement whereby the balance sheet management segment utilizes the vast majority of customer cash and deposits in order to generate additional net operating interest income. Customer cash and deposits include retail deposits, customer payables and customer cash balances held by third parties. The balance sheet management segment utilizes the retail deposits and customer payables; however, the customer cash balances held by third parties are not contemplated in this arrangement as they are held off of the balance sheet. In return, the trading and investing segment receives operating interest income from the balance sheet management segment under the terms of this arrangement.

In response to the Staff’s comment, please refer to the revised disclosures as part of bullets #1 and #2 above.

Summary of Critical Accounting Policies and Estimates, page 72

Allowance for Loan Losses, page 73

3. We note that you use a discounted cash flow analysis to measure impairment on loans modified in a troubled debt restructuring (TDR). We further note your disclosure on page 74 that the historical default rate of an individual loan before being modified in a TDR is incorporated into your discounted cash flow analysis to determine the specific loan’s expected impairment. Please clarify how the pre-modification expected default rate impacts your discounted cash flow analysis, particularly when you now have history of how your previous TDRs have performed per your disclosure on page 67 of your Form 10-K.

The Company advises the Staff that both the pre-modification historical default rate and the historical loss experience of TDRs are utilized in determining the expected impairment on a TDR. As disclosed, the Company utilizes the pre-modification historical default rate in the discounted cash flow analysis in determining the impairment of that specific loan. Specifically, a loan that has a more severe delinquency history prior to modification will have a higher future default rate in the discounted cash flow analysis than a loan that was not as severely delinquent. The Company also considers the performance of similar seasoned TDRs in the overall TDR program when preparing the discounted cash flow analysis.

In response to the Staff’s comment, in future filings the Company will revise its disclosure in the Allowance for Loan Losses discussion in Summary of Critical Accounting Policies and Estimates substantially to the following effect (revisions are in underlined text):

“For modified loans accounted for as TDRs, we established a specific allowance. The specific allowance for TDRs factors in the historical default rate of an individual loan before being modified as a TDR in the discounted cash flow analysis in order to determine that specific loan’s impairment. Specifically, a loan that has a more severe delinquency history prior to modification will have a higher future default rate in the discounted cash flow analysis than a loan that was not as severely delinquent. For both of the one- to four-family and home equity loan portfolio segments, each loan’s individual default experience is analyzed in addition to the performance observed in similar seasoned TDRs in our overall TDR programs when calculating the specific allowance. A specific allowance is established to the extent that the recorded investment exceeds the discounted cash flows of a TDR with a corresponding charge to provision for loan losses. The specific allowance for these individually impaired loans represents the forecasted losses over the estimated remaining life of the loan, including the economic concession to the borrower.”

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 90

4. We note your disclosure of the NPVE scenario analysis performed on page 91. In order to increase the transparency of this disclosure, please provide additional context as to how investors should view the output of this model in relation to other disclosures that are in the filing. For example, disclose the metric to which management compares the output of the NPVE model to arrive at the disclosed percentages and clarify whether this NPVE methodology assumes liquidation or re-investment of the different positions depending on the scenarios assumed.

In response to the Staff’s comment, in future filings the Company will revise its disclosure in Quantitative and Qualitative Disclosures About Market Risk substantially to the following effect (revisions to the text as it appeared beginning on page 44 in the Form 10-Q are in underlined text):

“Scenario analysis is an advanced approach to estimating interest rate risk exposure. Under the Economic Value of Equity (“EVE”) approach, the present value of all existing interest-earning assets, interest-bearing liabilities, derivatives and forward commitments are estimated and then combined to produce an EVE figure. The approach values only the current balance sheet in which the most significant assumptions are the prepayment rates of the loan portfolio and mortgage-backed securities and the repricing of deposits. This approach does not incorporate assumptions related to business growth, or liquidation and re-investment of instruments. This approach provides an indicator of future earnings and capital levels because changes in EVE indicate the anticipated change in the value of future cash flows. The sensitivity of this value to changes in interest rates is then determined by applying alternative interest rate scenarios, which include, but are not limited to, instantaneous parallel shifts up 100, 200 and 300 basis points and down 100 basis points. The Company compares the parallel shift in interest rate changes in EVE to the established board limits in order to assess the Company’s interest rate risk.”

Form 10-Q for the Quarter Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Earnings Overview – Income Tax Expense, page 13

5. We note that you recorded a significant tax benefit during the quarter ended March 31, 2012 which reduced your effective tax rate to 5.2% for the quarter. We further note your disclosure that this tax benefit was related to certain losses on the 2009 Debt Exchange that were previously considered non-deductible. Please provide us with more information on the nature of these expenses and what caused you to change your conclusion as to their tax deductibility during the first quarter of 2012. As part of your response, please clarify whether the additional research performed included consultation with the IRS about the deductibility of these items.

The Company advises the Staff that these expenses were transaction costs incurred in connection with the issuance of the 12  1/2% springing lien notes due 2017. At the time of the 2009 Debt Exchange, these costs were part of the loss on the debt exchange and considered non-deductible expenses. During the first quarter of 2012, while assessing the Company’s current debt obligations and evaluating the financial impact of a possible future debt refinance, the income tax accounting related to prior debt issuances was reviewed. In connection with this review, we determined that these transaction costs were incorrectly treated as non-deductible in 2009 for financial statement presentation purposes. The Company did not consult the IRS as there was no uncertainty as to whether the costs were deductible; rather the issue was the Company incorrectly treating these costs as non-deductible in 2009 for financial statement presentation purposes.

Concentrations of Credit Risk – Loans, page 26

6. We note that your allowance for loan losses decreased significantly from December 31, 2011 due to a significant increase in charge-offs that you attribute to aligning your loan modification policies and procedures with guidance from the OCC. We also note an apparent change to your charge-off policy in that you now charge-off TDRs when certain characteristics of the loan, including CLTV, borrower’s credit and type of modification, cast substantial doubt on the borrower’s ability to repay the loan. Please address the following:

•

Provide us with more information regarding the specific loan modification policies and procedures that were reviewed and the changes that were made (including the discontinuance of certain home equity modification programs).

The modification programs were designed while the Company was regulated by the Office of Thrift Supervision (“OTS”). Concessions to borrowers were granted based on each borrower’s needs, with the goal of reducing monthly payments to an affordable amount for the borrower and minimizing the overall economic loss to the Company. When the Company transitioned from the OTS to the Office of the Comptroller of the Currency (“OCC”), all loan modification programs and practices were reviewed by the Company to ensure alignment with the interpretive guidance from the OCC. As a result of this evaluation, the Company ceased certain loan modification programs and practices, such as home equity modifications with interest-only payments, terms beyond 30 years, and pre-approved loan modification offers for selected borrowers. The Company also determined that modified loans that did not conform to the OCC interpretive guidance would be evaluated for charge-off based on the current performance of the loan, the existence of certain modification terms and the combined credit characteristics of the loan, including credit score, LTV and seasoning. The loans that did not meet the Company’s specific criteria were charged off to the estimated current value of the underlying property less estimated costs to sell.

•

Clarify the specific changes that were made to your loan policies and allowance for loan losses methodology (including accrual and charge-off policies, general and specific allowance calculations). For example, in regards to your revised charge-off policy for TDRs, clarify whether in these situations the entire amount of the loan is charged-off or only the amount in excess of the collateral value.

In response to the Staff’s comment, in future filings the Company will revise its disclosure in Note 1 under Accounting Polices for TDRs of the Form 10-Q substantially to the following effect (revisions are in underlined text):

“TDRs – Modified loans in which economic concessions were granted to borrowers experiencing financial difficulty are considered TDRs. Upon being classified as a TDR, such loan is categorized as an impaired loan and impairment is measured on an individual basis generally using a discounted cash flow model. When certain characteristics of the modified loan cast substantial doubt on the borrower’s ability to repay the loan, the Company identifies the loan as collateral dependent and charges-off the amount of the modified loan balance in excess of the estimated current value of the underlying property less estimated costs to sell. Collateral dependent TDRs are identified based on the quality and terms of the modification, which includes assigning a higher level of risk to loans in which the LTV or CLTV is greater than 110%, a borrower’s credit score is less than 600 and certain types of modifications, such as interest-only payments and terms longer than 30 years. Once a loan is modified as a TDR, the loan is considered impaired until maturity regardless of whether the borrower performs under the modified terms.”

In response to the Staff’s comment, in future filings the Company will revise its disclosure in Note 1 under Accounting Polices for Allowance for Loan Losses of the Form 10-Q substantially to the following effect (revisions are in underlined text):

“For modified loans accounted for as TDRs that are valued using the discounted cash flow model, the Company established a specific allowance.”

•

More clearly explain why the qualitative component of your allowance for your one-to-four-family and home equity loan portfolios was increased to 35% of the general allowance at December 31, 2011 and then reduced to 15% of the general allowance at March 31, 2012. In this regard, explain how you determined that the increased charge-offs recognized in the first quarter were sufficiently incorporated into your historical loss rates such that an increase in the qualitative component of your allowance was no longer necessary. Please also quantify the look-back period used to determine the historical loss rates used in your general allowance calculation.

The activity in the qualitative component of the general allowance for loan losses and the related increase in charge-offs was attributable to a specific pool of TDRs that were modified under programs and practices designed in accordance with interpretive guidance from the OTS. The increase in the qualitative component was no longer necessary after that specific pool of TDRs was evaluated and the modification programs and practices were reviewed and subsequently revised to conform to interpretive guidance from the OCC.

In connection with the transition from the OTS to the OCC, during the fourth quarter of 2011, the Company began evaluating its programs and practices that were designed in accordance with interpretive guidance from the OTS to align these programs with the interpretive guidance from the OCC. The future of modification programs was uncertain and as a result, certain programs were suspended during this evaluation. The Company increased the qualitative component of the general allowance for loan losses from 15% to 35% to reflect the additional estimated losses during the period of reduced modification activity and uncertainty around certain loans modified under previous programs.

In the first quarter of 2012, the Company completed the evaluation of its loan modifications, aligning these modification policies and procedures with the interpretive guidance from the OCC. This evaluation resulted in the discontinuation of certain programs and practices that were previously suspended. Additional charge-offs were recognized as a result of the loan level review, which had been previously reserved for in the specific valuation allowance and qualitative component of the general allowance for loan losses. The Company returned the qualitative component of the general allowance for loan losses to 15% because these programs where uncertainty existed had been discontinued and all loans that had been previously modified under those programs had been evaluated to ensure compliance with the interpretive guidance from the OCC.

The Company advises the Staff that the Company utilizes a 12 month look-back period to determine the historical loss rates used in the general allowance calculation.

•

Tell us and revise your disclosure in future filings to explain how you determine whether a loan is collateral dependent. Please also revise your accounting policy disclosure related to measuring impairment on TDRs to clarify, if true, that impairment is measured using a discounted cash flow method unless the loan is determined to be collateral dependent, in which case impairment is measured based on the collateral value. Further clarify whether the excess of the loan carrying amount over the collateral value for collateral dependent loans is charged-off in all cases, or whether there are any situations in which a specific allowance is recorded.

The Company advises the staff that collateral dependent TDRs are identified based on the quality and terms of the modification, which includes assigning a higher level of risk to loans in which the LTV or CLTV is greater than 110%, borrower’s credit score less than 600 and certain types of modifications, such as interest-only payments and terms longer than 30 years. The Company identifies higher risk TDRs to be collateral dependent as these risk factors indicate that the Company cannot rely on the financial condition of the borrower when determining the ultimate collectability of the loan. At that point, the amount of the loan balance that is in excess of the estimated current value of the underlying property less costs to sell is immediately charged-off. For TDRs that are not identified as higher risk using this risk assessment process, impairment is measured using a discounted cash flow model and is recorded as a specific valuation allowance. The loans that are measured using a discounted cash flow model continue to be evaluated in the event that they become higher risk collateral dependent TDRs.

In response to the Staff’s comment, please refer to the revised disclosures as part of bullet #2 above.

Nonperforming Assets, page 33

7. We note your reference to interagency supervisory guidance that was issued during the first quarter and that the impact of this guidance would be to place certain performing second lien home equity loans on nonaccrual status. Please address the following:

•

Tell us specifically what aspect of the interagency supervisory guidance will lead to a change in your nonaccrual policy given that the guidance purports to reiterate key concepts already included in GAAP and existing ALLL supervisory guidance.

Accounting principles generally accepted in the U.S. (“GAAP”) does not provide specific criteria for when a loan should be placed on nonaccrual; however, regulatory guidance provides general rules to ensure an institution’s net income is not overstated by defining when loans should be placed on nonaccrual. The Company’s policy for placing assets on nonaccrual was based on existing regulatory guidance, as outlined in the glossary of the call report instruction manual, which indicates that a bank shall not accrue interest on any asset:

1)	which is maintained on a cash basis because of deterioration in the financial condition of the borrower,

2)	for which payment in full of principal or interest is not expected, or

3)	upon which principal or interest has been in default for a period of 90 days or more unless the asset is both well secured and in process of collection.

Based on the call report instructions, the Company’s nonaccrual policy is to place assets that do not earn income, such as nonperforming loans, and those not intended to earn income, such as real-estate owned, on nonaccrual. On January 31, 2012, the Company’s banking regulators issued guidance, Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties, which addresses placing junior liens on nonaccrual, including current and performing junior liens. The guidance specifically states that an institution’s income recognition policy should incorporate management’s consideration of all reasonably available information, including, for junior liens, the performance of the associated senior liens as well as trends in other credit quality indicators. The policy should require that consideration of these factors takes place before foreclosure on the senior lien or delinquency of the junior lien and how that affects income recognition to ensure income is not overstated. The interagency supervisory guidance indicates that if a senior lien is delinquent, this information should be considered in determining the income recognition of the junior lien. As a result of this guidance, the Company engaged additional third parties in order to receive expanded information on the lien senior to the borrower’s junior lien, including delinquency and modification status. Based on the information the Company has received as of the date of this letter, our best estimate is that approximately $180 million of junior liens will be placed on nonaccrual beginning in the second quarter of 2012. This is expected to reduce net operating interest income by less than 1% in future periods. The Company has and will continue to use all information available to us in the evaluation of income recognition for junior liens.

•

Explain to us the type of information you receive from credit bureaus and your third party servicers and how you expect to use this information to identify the delinquency status of the associated first liens.

Prior to the second quarter of 2012, the Company received updated FICO scores on a quarterly basis and reported delinquencies on general debt obligations for borrowers from a credit bureau; however, the Company did not receive any information about the delinquency status of the associated first lien from its third party servicers. During the second quarter of 2012, the Company engaged additional third parties in order to receive expanded information on the lien senior to the borrower’s junior lien, including delinquency and modification status.

•

Tell us whether, prior to the implementation of this guidance, any of your junior lien loans were classified as nonperforming loans even though your junior lien was current and performing, and if so, the information considered in determining this classification.

Prior to the implementation of this guidance, none of the Company’s current and performing junior liens were classified as nonperforming loans.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (646) 521-4389.

Sincerely,

/s/ Matthew J. Audette

Matthew J. Audette
Chief Financial Officer
E*TRADE Financial Corporation

cc:	Karl A. Roessner

E*TRADE Financial Corporation

Sarah K. Solum

Daniel G. Kelly, Jr.

Davis Polk & Wardwell LLP

Mark Wallis

Brian J. Maloney

Deloitte & Touche LLP